UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40649

REE Automotive Ltd.
(Translation of registrant's name into English)

18 Shenkar Street
Herzliya, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On March 3, 2022, REE Automotive Ltd. (“REE”) issued a press release entitled “REE Automotive Announces Fourth Quarter 2021 Financial Results,” in which REE reported its financial results for the fourth quarter of 2021. A copy of that press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of REE Automotive Ltd., dated March 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE Automotive Ltd.
(Registrant)

Date: March 3, 2022	/s/ David Goldberg
David Goldberg
Chief Financial Officer